UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 July, 2011

ASX & MEDIA RELEASE
25 JULY, 2011

NOVOGEN LIMITED RECEIVES NASDAQ NOTICE

Novogen Limited (ASX: NRT  NASDAQ:NVGN) is listed on the Australian Stock Exchange and has an ADR program in place in the US through the Nasdaq Stock Market.  An ADR for the Company represents a bundle of 5 ASX shares therefore the bid price of an ADR on the NASDAQ is approximately five times the ASX share bid price.

The Company received a letter from The Nasdaq Stock Market dated 21 July, 2011 notifying it that for the last 30 consecutive business days the bid price of the Company’s common stock closed below the minimum US$1.00 per share requirement for continued inclusion on the Nasdaq Capital Market under Nasdaq Rule 5450(a)(1).  According to Nasdaq’s letter, the Company will be afforded a grace period of 180 calendar days, or until 17 January, 2012, to regain compliance in accordance with Nasdaq Rule 5810(c)(3)(A).   In order to regain compliance, shares of the Company’s common stock must maintain a minimum bid closing price of at least US$1.00 per share for a minimum of ten consecutive business days during the grace period.

The Company intends to pursue actively those steps that will lead to compliance  between now and 17 January, 2012.

This notification from The Nasdaq Stock Market has no bearing on the ASX listing.

About Novogen Limited

Novogen Limited is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its 65 per cent owned subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its 80.7 per cent owned subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.